

August 21, 2012

Via E-mail
Donat K. Madilo
Chief Financial Officer
Gentor Resources, Inc.
1 First Canadian Place, Suite 7070
100 King Street West,
Toronto, Ontario, M5X 1E3, Canada

  Re: **Gentor Resources, Inc.**
    Form 20-F for Fiscal Year Ended December 31, 2011
    Filed April 30, 2012
    File No. 333-130386

Dear Mr. Madilo:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal year Ended December 31, 2011

Consolidated Financial Statements

Note 12 – Share Capital, page F-20

d) U.S. Dollar Common Share Purchase Warrants, page F-22

1. We note your disclosure that you extended the lives of 17,205,340 U.S. dollar warrants by 6 months effective as of October 5, 2011. Please tell us how you accounted for the modification and classification of these warrants in your consolidated financial statements. Please reference the authoritative literature you relied upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-mail
        Geoffrey G. Farr, Esq.